STRADLEY
RONON
ATTORNEYS AT LAW
                                           Stradley Ronon Stevens & Young, LLP
                                                      2600 One Commerce Square
                                                   Philadelphia, PA 19103-7098
                                                       Telephone (215)564-8000
                                                            Fax (215) 564-8120

Rekha D. Packer
(215) 564-8096
rpacker@stradley.com
Home: (914) 722-1713
Home Fax: (914) 725-9764
Admitted in Massachusetts Only




                                          August 3, 2000


Board of Trustees
Franklin Strategic Series
777 Mariners Island Boulevard
San Mateo, CA   94404-7777


            Re: AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF THE 26TH DAY OF MAY, 2000 (THE "PLAN"), MADE BY FRANKLIN STRATEGIC SERIES, ON BEHALF OF ITS TWO SERIES, THE MIDCAP GROWTH FUND (THE "ACQUIRED FUND") AND CALIFORNIA GROWTH FUND (THE
                  "ACQUIRING FUND")


Ladies and Gentlemen:

            You have requested our opinion as to certain federal income tax consequences of the reorganization of the Acquired Fund, which consists of: (i) the acquisition, by the Acquiring Fund, of substantially all of the property, assets and goodwill of the Acquired Fund, in exchange solely for shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the distribution by the Acquired Fund of the Acquiring Fund Shares to the shareholders of the Acquired Fund; and (iii) the subsequent dissolution of the Acquired Fund, as soon as is practicable after the closing (the "Reorganization"), all upon and subject to the terms and conditions of the Plan.

            In rendering our opinion, we have reviewed and relied upon: (a) the Plan, dated May 26, 2000, made by Franklin Strategic Series on behalf of the MidCap Growth Fund and the California Growth Fund; (b) the proxy materials provided to shareholders of the Acquired Fund in connection with the Special Meeting of Shareholders of the Acquired Fund held on July 19, 2000; (c) certain representations concerning the Reorganization made to us as of August 21, 2000 by Franklin Strategic Series on behalf of the Acquiring Fund and the Acquired Fund in a letter dated August 18, 2000 (the "Representation Letter"); (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

            For purposes of this opinion, we have assumed that the Acquired Fund, on the date of the Reorganization, satisfies, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

            Under regulations to be prescribed by the Secretary of the Treasury ("Treasury regulations") under Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under
Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

            Based on the foregoing, and provided that the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan, and statements in the Representation Letter, it is our opinion that:

            1. The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation, will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquired Fund and the Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.
            2. No gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

            3. No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund shares to its shareholders pursuant to the plan of liquidation of the Acquired Fund under Section 361(c)(1) of the Code.

            4. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

            5. The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of such assets to the Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

            6. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

            7. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares in the Acquired Fund ("Acquired Fund Shares") for the Acquiring Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

            8. The basis of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

            9. The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the date of the Reorganization, pursuant to Section 1223(1) of the Code.

            10. The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations) the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and
(c), 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

            Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

            Our opinion is conditioned upon the performance by the Acquiring Fund and the Acquired Fund of their undertakings in the Plan and the Representation Letter.

            This opinion is being rendered to the Acquiring Fund and the Acquired Fund, and may be relied upon only by such funds and the shareholders of each.



                                Very truly yours,

                              STRADLEY, RONON, STEVENS & YOUNG, LLP



                              By: /s/Rekha D. Packer, Partner